2000 N. M-63 • BENTON HARBOR, MI 49022-2692

269-923-3822

DANIEL F. HOPP

SENIOR VICE PRESIDENT, CORPORATE AFFAIRS

GENERAL COUNSEL AND SECRETARY

October 30, 2007

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Cheryl L. Grant

Re:	Whirlpool Corporation
Definitive Proxy Statement on Schedule 14A
Filed on March 12, 2007
File No. 001-03932

Ladies and Gentlemen:

As Senior Vice President, Corporate Affairs, General Counsel and Secretary of Whirlpool Corporation (the “Company”), I am responding to the letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated August 21, 2007, containing comments on the above-referenced filing. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). As noted in the Company’s responses below, all proposed revisions refer to the intended method of the Company and Human Resources Committee of the Board of Directors for complying with the Staff’s comments in the Company’s future filings with the Commission. Capitalized terms defined in the Company’s proxy statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the proxy statement.

Board of Directors and Corporate Governance, page 7

Corporate Governance and Nominating Committee, page 9

1.	Ensure that you include the disclosure specified in Item 407(c)(2)(vii) of Regulation S-K regarding nominees for director that at the time of their nomination are not standing for re-election and are not executive officers. See Question 3.02 of Item 407 of Regulation S-K Compliance and Disclosure Interpretations available on our website. We note, for example, that it is not apparent what category of persons or entities recommended to the committee that William Kerr in particular be considered as a director candidate.

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October 30, 2007

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will include in future filings the disclosure specified in Item 407(c)(2)(vii) of Regulation S-K regarding nominees for director who, at the time of their nomination, are not standing for re-election and are not executive officers. The Company supplementally advises the Staff that the non-management directors recommended Mr. Kerr to the Corporate Governance and Nominating Committee as a director nominee, after reviewing Mr. Kerr’s qualifications, skills, experience, and past performance as a director of Maytag Corporation and other public companies against the Company’s established criteria for nominees. Mr. Kerr became a director of the Company on June 20, 2006 and was elected by the Company’s stockholders at the most recent annual meeting of stockholders.

Compensation Discussion and Analysis, page 22

Factors in Determining Target Pay Level, page 22

2.	Discuss in more detail the role of your compensation consultant in your compensation processes and decisions, including, among other things, more disclosure regarding the material elements of the instructions or directions given to the consultant with respect to the performance of its duties. See Item 407(e)(3)(iii) of Regulation S-K.

Response: To address the Staff’s comment, the Company will provide in future filings if appropriate the following revised and supplemental disclosure regarding the role of Hewitt Associates or other compensation consultant engaged by the Human Resources Committee:

Whirlpool establishes target pay levels, including base salaries, variable pay, equity compensation, benefits, and perquisites using a market-based approach. Each year, the Human Resources Committee engages an independent executive compensation advisor to advise the Committee on Whirlpool’s executive compensation program. At the beginning of the last fiscal year, the Committee retained Hewitt Associates, an outside human resources consulting firm, as its independent executive compensation advisor. Neither the Committee nor management directed the conclusions reached by Hewitt Associates, but the Committee did provide instructions to Hewitt Associates pertaining to the scope of its engagement. Specifically, the Committee requested that Hewitt Associates assist the Committee in: (1) reviewing the group of companies against whom Whirlpool’s senior executive pay levels are compared, (2) reviewing executive compensation market

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October 30, 2007

practices and trends in general, (3) designing and recommending the compensation packages provided to the named executive officers (“NEOs”) and other senior executives and (4) providing a marketplace assessment of the compensation for the NEOs and other senior executives in comparison to the compensation for comparable positions within the comparator group. With respect to the CEO, Hewitt Associates provided a recommendation, without the CEO’s input, to the Committee regarding the CEO’s compensation package (target and mix of pay components). The Committee used Hewitt’s recommendation as the primary basis for the Committee’s final decision on the CEO’s compensation package. After taking into account input from the CEO, Hewitt Associates also provided a recommendation to the Committee for the other NEOs and senior executives. Other than the work it performs for the Committee, Hewitt Associates provided minimal compensation consulting services to Whirlpool and its executive officers during the last fiscal year, such as reviewing Whirlpool’s nonemployee director and non-senior management compensation.

Short-Term Incentives, page 26

3.	Regarding your explanation of the compensation that you paid your named executive officers, please consider the extent to which you should include separate discussion of a named executive officer’s compensation where any policy or decisions for that named executive officer’s compensation have been materially different from those of the other named executive officers’ compensation. We note, for example, that the summary compensation table on page 37 and the related note four show Jeff Fettig and Paulo Periquito received significantly greater performance excellence program awards than the other named executive officers and Roy Templin and Paulo Periquito were the only named executive officers to receive strategic excellence program awards in 2006. Yet it is not apparent as to what circumstances led to these differences or whether they reflect material differences in your policy or decision-making regarding the executives’ compensation. Please clarify. See Section II.B.1 of Securities Act Release No. 8732A.

Response: The compensation package of each of the NEOs does not necessarily contain each of the elements of compensation discussed in Compensation Discussion and Analysis. Instead, the Human Resources Committee creates a compensation package for each of the NEOs that contains a mix of compensation elements that it believes best addresses his or her responsibilities and that will best achieve the Company’s overall compensation objectives. The Committee establishes target levels of total compensation for the Company’s NEOs, for a given year, taking into account the considerations discussed in the Compensation Discussion and Analysis, including benchmarking and job responsibility. Taken as a whole, the Company’s compensation program is designed so that the individual target level rises as job responsibility increases, with the portion of

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October 30, 2007

performance-based, or “at-risk,” compensation rising as a percentage of total targeted compensation. One result of this structure is that actual total compensation of an executive as a multiple of the total compensation of his or her subordinates is designed to increase in periods of above-target performance and decrease in times of below-target performance. Consequently, distinctions between the incentive award mix granted to each NEO reflect the combination of these forces: an increase in total compensation as job responsibility increases and an increase in performance-based compensation as a percentage of total compensation as job responsibility increases. The differences among the NEOs reflected in tables in the 2007 proxy statement are a result of this program design and are reflective of a period of relatively strong performance by the Company. In addition, the Committee also makes distinctions between job responsibilities with respect to the total mix of cash and equity payouts. For example, in 2006 Messrs. Fettig, Swift and Todman did not receive cash payouts under SEP because the Committee chose to focus the most senior executives on increasing stockholder value by paying out certain awards with equity instead of cash. We confirm that in situations where there are material qualitative differences in the Committee’s approach to compensating each of the NEOs, the Company will include such information in its future filings to the extent necessary for a stockholder’s fair understanding of the compensation of the NEOs.

4.	On pages 26 and 27 you mention company and individual performance measures you have used in determining short-term incentives payouts. Please disclose the performance targets and threshold levels that must be reached for payment to each of the named executive officers. Please also provide an analysis of how the various objectives, goals, ratings, etc. led the committee to award the levels of compensation it awarded under the performance excellence plan. See Items 402(b)(1)(v), (2)(v) and (vii) of Regulation S-K. To the extent that you believe disclosure of the targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis as to why such information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, explain how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b) of Regulation S-K. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. In this regard, your disclosure in the last sentence of the penultimate paragraph in this subsection regarding the level of difficulty should be expanded to provide more analysis.

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Similarly address the undisclosed company and individual target and threshold levels in the following subsection regarding long-term incentive compensation under each of your long-term incentives plans/programs.

Response: PEP awards and SEP performance unit and/or restricted stock unit awards granted to the NEOs are designed to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. Accordingly, an objective measure based on return on equity (“ROE”) was established within the first 90 days of fiscal 2006 and, pursuant to
Section 162(m), could not be adjusted due to unusual and uncontrollable events or conditions that may materially affect Whirlpool’s financial performance. In addition, to qualify under Section 162(m), PEP and SEP payouts to NEOs could not be adjusted upward to take into account the effects of such events or conditions. To preserve maximum tax deductibility and allow the Human Resources Committee the latitude to address unforeseeable and uncontrollable events and conditions, and to facilitate the Committee’s ability to assess and reward individual performance under the Whirlpool performance assessment system, ROE targets for executive officers were set at a level that would allow the Committee to take into consideration the impact of such events or conditions in adjusting payouts downward. While the Company used the ROE targets for purposes of Section 162(m), ROE results only determined the maximum possible payouts under PEP and SEP.

Maximum possible payouts with respect to the ROE targets under PEP were set at $3 million for the CEO and at four times an established percentage of base salary for each other NEO for Section 162(m) purposes (which is an amount less than $3 million). Individual maximum possible payouts with respect to ROE targets under SEP were set for each NEO below the Section 162(m) maximum payout authorized under the 2002 Omnibus Stock and Incentive Plan of 300,000 shares or the equivalent cash amount. In each of the last three fiscal years, the ROE targets set under PEP and SEP have been reached. However, the maximum payout limits under PEP or SEP have never been reached, due to the Committee exercising its discretion to reduce any payouts from the maximum payout level.

The ROE targets for fiscal 2006 were not disclosed in the proxy statement because, to the best of the Company’s knowledge, (1) the ROE targets are not available publicly, nor is it possible to determine the ROE targets from publicly available sources, (2) the Company has made every effort not to publicly disclose the ROE targets and (3) access to the ROE targets has been restricted to those who have a need to know such information and such persons either have been instructed to keep such information confidential or are under a

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October 30, 2007

duty to keep such information confidential. It is highly unlikely, therefore, that the ROE targets will become public knowledge unless the Commission requires the disclosure of the ROE targets. The Company believes that disclosure of the ROE targets (which are “commercial or financial information” as defined by the applicable court decisions) would be detrimental and likely cause substantial injury to the Company. Achievement of the ROE targets established for purposes of Section 162(m) does not mandate specific payouts under PEP and SEP. Each year, the Committee establishes targeted incentive levels for each NEO under PEP and SEP using the market-based approach described on page 25 of the 2007 proxy statement. The payout amounts for the targeted incentive levels are less than the maximum payouts established for purposes of Section 162(m).

Once the ROE targets established for purposes of Section 162(m) are achieved, the Committee uses a judgment based methodology in exercising downward discretion to determine the actual payout for each NEO for PEP and SEP. This methodology reflects outcomes identified through Whirlpool’s Extraordinary Performance and Results (EP&R) performance assessment system which is used throughout the Company to assess company and individual performance.

With regard to PEP, the Committee weighs company performance and individual performance equally when determining actual payouts. The company performance measures considered by the Committee for purposes of determining awards under PEP are contained in the Company’s “balanced scorecard”. The financial, customer and employee measures constituting the “balanced scorecard” and the individual performance ratings considered by the Committee in 2006 are described on pages 26 through 27 of the 2007 proxy statement. The company performance measures for Messrs. Swift and Periquito also included EVA® achievement for their respective regions relative to projected EVA®. In defining PEP performance factors for 2006, the Committee established that company performance in-line with expected performance would result in a payout equal to 100% of the targeted incentive level, while company performance substantially above expected performance could result in a payout equal to 200% of the targeted incentive level and performance below expected performance could result in no amount being paid out under PEP. The Committee used its judgment in assessing actual company performance relative to the “balanced scorecard” to expected performance to assign a company performance factor of 0 to 200%.

The assessment of individual performance within EP&R is based on a rigorous review of individual achievements during the performance period relative to pre-established individual goals. During this review, the Committee considers each NEO’s absolute performance, performance relative to internal peers, any unforeseen factors that influenced the results of each NEO, and the extent to which the leadership of each NEO has contributed to Whirlpool’s success during the performance period based on

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qualitative measures. With respect to NEOs other than the CEO, the Committee may rely on the assessment of individual performance provided by the CEO. Under the EP&R assessment of individual performance, each employee, including each NEO, is assigned one of the following performance ratings annually: 1-Extraordinary Results; 2-Very Strong Results; 3-Strong Results; 4-Results Need to Be Improved; and 5-Unacceptable Results. For NEOs, individual performance ratings correlate to the following performance factors:

1–Extraordinary Results: 200%

2–Very Strong Results: 150%

3–Strong Results: 100%

4–Results Need to Be Improved: 50% or 75%

5–Unacceptable Results: 0% , no award given

The PEP targeted incentive level is multiplied by the product of the company performance and the individual performance leverage factor associated with each performance rating to determine a suggested final payout value under PEP (ranging from 0%-400% of the targeted incentive level). The Committee may then modify the suggested final payout up or down to account for any additional factors not reflected in the company performance and individual performance factors or for purposes of rounding the final PEP payout.

In exercising its judgment to determine final payouts to the NEOs under PEP in 2006, the Committee considered that: earnings from continuing operations were $6.35 per share versus the previous year’s record of $6.19 per share; earnings from continuing operations were $486 million (a 15% increase over 2005); the North American operating profit margin was below expectations due to continued commodity pressures and weak industry demand in U.S.; international performance was strong; the Company had a record year of new product innovation; the Maytag integration was ahead of schedule; and the cash flow from continuing operations was solid. Using these factors, the Committee determined that the company performance factor was 100%. In addition, the Committee considered the individual performance factor determined by the individual performance rating assigned to each NEO.

As an example of the role of these considerations in the Committee’s exercise of downward discretion to determine the actual payout for each NEO for PEP, because the 2006 ROE target was reached, Mr. Swift’s payout under PEP could have been up to

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$2,310,000 for purposes of Section 162(m). However, the Committee, after reviewing the “balanced scorecard,” North American region EVA®, and his individual performance rating exercised its discretion by awarding Mr. Swift a payout equal to $400,000, which was below his targeted incentive level.

SEP awards consist of either stock options and restricted stock units or stock options, restricted stock units and performance units payable in cash, depending on the NEO’s job responsibilities. For purposes of determining actual payouts of performance and /or restricted stock units under SEP, the Committee first considers whether Whirlpool has achieved the ROE target established for purposes of Section 162(m). Then the Committee considers strategic measures of performance constituting the “transformational scorecard”, to determine the actual performance and/or restricted stock unit payout. In defining SEP performance factors for 2006, the Committee established that “transformational scorecard” performance in-line with expected performance would result in a payout equal to 100% of the targeted incentive level for performance and/or restricted stock units, while performance substantially above expected performance could result in a payout equal to 200% of the targeted incentive level for performance and/or restricted stock units and performance below expected performance could result in no performance and/or restricted stock units being paid out.

In 2006, the SEP ROE target was attained. In 2006, the “transformational scorecard” consisted of EVA® and Maytag integration measures described on pages 28 through 29 of the 2007 proxy statement with respect to SEP.

In exercising its judgment to determine awards to the NEOs under SEP in 2006, the Committee reviewed EVA® and the Company’s progress on Maytag integration. As an example of the role of these considerations in the process, because the 2006 ROE target was reached, Mr. Todman’s restricted stock unit payout under SEP could have included up to 13,400 restricted stock units. After considering that EVA® exceeded expectations and that major Maytag integration milestones, including effective “Day 1” readiness, minimal business interruptions, efficiencies gained from the transaction and compliance with Sarbanes Oxley requirements, were achieved, the Committee determined that the “transformational scorecard” performance factor for 2006 was equal to 175%. Considering this level of transformational scorecard performance, the Committee exercised its judgment to award Mr. Todman a payout equal to 11,163 restricted stock units, which was above his targeted incentive level.

The “balanced scorecard” and individual performance rating under PEP, as well as the “transformational scorecard” under SEP, contain both quantitative and qualitative measures. As described above, specific payouts to the NEOs are not dictated by a given result under any measure as in a formula driven approach. Rather, the Committee retains

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the ability to exercise its judgment in assessing the performance of the NEOs. The ability to use negative discretion allows the Committee in exercising its business judgment to take into account the interplay of factors affecting company performance under both PEP and SEP in a non-formulaic way and to evaluate and reward individual performance under PEP. The Company’s NEOs understand that their payouts under PEP or SEP may be reduced to zero by the Committee in exercising its discretion and, therefore, are motivated to excel on multiple performance levels. If appropriate, the Company will provide supplemental disclosure in future filings to include the foregoing information and analysis.

5.	To the extent short-term or long-term performance targets are not stated in quantitative terms, explain how the committee determines achievement levels for that performance measure.

Response: As stated in the response to Comment 4, the Company’s short-term and long-term incentive programs for the NEOs in 2006 used an objective measure based on ROE. The ROE targets were met and the Human Resources Committee exercised no discretion in the achievement of those targets. The Company’s short-term and long-term incentive programs for the NEOs do not operate in a formulaic way whereby specified payments are dictated by a given result under the ROE targets. Rather, the Committee retains complete discretion in assessing performance so that it can take into account factors and interplay of factors evidencing quality of performance that could not be foreseen. In determining 2006 incentive compensation, under PEP and SEP, the Committee reviewed detailed reports from management on its assessment of financial, customer and employee measures, the calculation of EVA®, and status reports on the Maytag integration project.

As discussed above in the response to comment 4, under PEP, the Committee considers the individual performance of each NEO, in addition to the financial, customer and employee measures constituting the “balanced scorecard.” The Committee assesses individual performance for the NEOs using the EP&R system. EP&R requires the discussion and calibration of the performance of each employee to ensure a balanced and accurate review of the total annual contribution relative to performance measures and to any internal peers, including consideration for any unusual circumstances which significantly influenced results during the performance period. Each employee, including each NEO, is assigned an annual performance level rating of 1 through 5. The Committee considers this rating, along with financial and customer measures, in exercising its discretion in determining the amount of the PEP incentive received by each NEO. This rating is not used in a formulaic manner whereby specified payments are dictated by a given rating. However, the rating does impact the amount of payments in the sense that the Company “pays for performance” — those who achieve the highest ratings will be rewarded substantially more than those who achieve lower ratings.

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If appropriate, the Company will provide supplemental disclosure in future filings to include the foregoing information.

6.	Disclose the performance measurement period for the awards earned in the last fiscal year and note that the measurement periods have varied historically, as your disclosure on page 52 suggests.

Response: As disclosed in the Compensation Discussion and Analysis and the applicable supplemental tables, the performance measurement period for incentives granted under the Company’s short-term incentive plan, the Performance Excellence Plan, is one year. This performance measurement period has not historically varied because it is set forth in the Performance Excellence Plan, which was approved by the Company’s stockholders on April 20, 2004.

The performance measurement period under the Performance Excellence Plan, which is discussed beginning on page 26, can be and has been different than the performance measurement period under the Company’s long-term incentive plan, the Strategic Excellence Program, which is discussed on page 52 (as well as beginning on page 28). The performance measurement periods established for the Strategic Excellence Program vary from year to year based on the performance measures selected by the Committee. Each set of performance measures is unique and designed to achieve specific strategic long-term goals. As such, the period to assess whether a performance measure has been achieved varies considerably and often does not remain the same from year to year. For example, in 2006, the Committee wanted to drive rapid integration of the Maytag operations for the long-term benefit of the Company’s stockholders and, thus, established a one-year performance measurement period based on performance measures tied to achieving measurable success with the integration process in the near term. In contrast, in 2005, the Committee wanted to encourage sustainable long-term performance by the Company and, thus, selected a three-year performance measurement period for free cash flow and earnings per share performance measures.

The Company will, in future filings, clarify the performance measurement period for awards granted during the prior year pursuant to the Strategic Excellence Program, explain why such period was selected by the Committee and, if appropriate, provide the following supplemental disclosure:

The performance measurement periods for SEP vary from year to year based on the performance measures selected by the Committee. Each set of performance measures is unique and designed to achieve specific long-term strategic goals. As such, the period established to assess whether a performance measure has been achieved varies considerably and often does not remain the same from year to year.

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7.	Discuss here, and also later where you discuss long-term incentives, whether discretion can be or has been exercised by the board or human resources committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

Response: Please refer to the discussion in the response to Comment 4 and Comment 5.

8.	Describe what factors the committee considers in determining the “strong individual performance” that would merit bonus payouts under the executive officer bonus plan in addition to the awards available under the performance excellence plan. Discuss how this compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.

Response: To address the Staff’s comments, the Company will provide in future filings the following revised and supplemental disclosure regarding the Company’s Executive Officer Bonus Plan:

Generally, Whirlpool does not award bonuses on a discretionary basis. However, in 1994, Whirlpool established the Executive Officer Bonus Plan (“EOBP”), which gives the Committee the discretion to grant bonus payouts to designated executive officers in recognition of individual performance that demonstrates exceptional excellence in the execution and achievement of short-term goals without sacrificing focus on and commitment to Whirlpool’s long-term success and sustainable performance. These discretionary awards are directly tied to our pay for performance philosophy by providing the Committee with the flexibility to reward strong individual performance outside an individual’s structured compensation program. Whirlpool has not granted awards under this plan during any of the last five fiscal years.

Long-Term Incentives. page 27

9.	We note your disclosure as to when the committee establishes performance goals for the fiscal year. To the extent you have available information regarding such goals and targets for the current fiscal year because you already have set the goals and targets, please include disclosure regarding them in your compensation discussion and analysis. See Instruction 2 to Item 402(b) of Regulation S-K.

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Response: The Company respectfully acknowledges the Staff’s comment, but advises the Staff that, consistent with Instruction 2 of Item 402(b) of Regulation S-K, the Company did not disclose performance goals for the 2007 fiscal year because the Company did not believe that such information was meaningful to a fair understanding of the compensation awarded to or earned by the Company’s NEOs for the 2006 fiscal year. The Committee did not make any material changes in its policy or decision-making in early fiscal 2007 that would be meaningful to a stockholder’s fair understanding of 2006 compensation.

10.	Explain what you mean by the term “EVA target.”

Response: To address the Staff’s comment, the Company will, in future filings if appropriate, define EVA as “Economic Value Added” and clarify what the Company means by “EVA target” by providing the following supplemental disclosure:

EVA® is a value based metric that is intended to measure profitability. It is used to evaluate the degree to which capital is being efficiently invested. Whirlpool defines EVA® as net operating profit after taxes less the product of net operating assets and the cost of capital. A positive EVA® performance indicates we are generating returns on invested capital at rates higher than the cost of capital. We believe that over time improvement in EVA® corresponds with growth in stockholder value.

11.	Explain what you mean by “challenging, but realistic” in describing the performance targets for named executive officers under the strategic excellence program.

Response: As discussed in the response to Comment 4 and Comment 5, the Company’s short-term and long-term incentive programs for the NEOs in 2006 used an objective measure based on ROE. The ROE targets were met and the Human Resources Committee exercised no discretion in the achievement of those targets. The Company’s short-term and long-term incentive programs for the NEOs do not operate in a formulaic way whereby specified payments are dictated by a given result under the ROE targets. Rather, the Committee retains complete discretion in assessing performance so that it can take into account factors and interplay of factors evidencing quality of performance that could not be foreseen. For example, in 2006 under SEP the Committee considered EVA® and the integration of the Maytag acquisition, including, “day 1” readiness, minimal business interruptions, efficiencies gained from the transaction, compliance with Sarbanes-Oxley requirements and market share retention for Maytag brands. With respect to the Maytag integration, the Committee viewed the acquisition of Maytag as an extraordinary event that created a highly challenging performance environment for Whirlpool’s NEOs. As a result, the Committee evaluated the NEOs’ performance using

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goals that required extraordinary results but were realistically achievable given the expected business environment — this approach was intended to drive the NEOs to meet or exceed the integration expectations of the Board and Whirlpool’s stockholders. If appropriate, the Company will provide supplemental disclosure in future filings to include the foregoing information.

12.	We note your disclosure on page 29. To the extent the committee determines that, due to “market conditions,” it should make, or should not make, awards to the named executive officers for the last fiscal year under the special retention program, the career stock program or other executive plans, please generally describe the pertinent market conditions.

Response: To address the Staff’s comment, the Company will provide in future filings if appropriate the following supplemental disclosure:

Whirlpool’s long-term incentive programs are comprised of the Strategic Excellence Program, the Special Retention Program, and the Career Stock Program, all of which are authorized under one or more of Whirlpool’s stockholder-approved omnibus stock and incentive plans. Grants from the Strategic Excellence Program are typically made each year, while grants under the Special Retention Program and Career Stock Program are used by Whirlpool as needed to primarily respond to industry and labor market conditions. Whirlpool does not use a formula or set guidelines to determine when to grant incentives under the Special Retention Program, Career Stock Program or similar incentive plan, however, Whirlpool is disciplined in its approach to setting compensation. Examples of circumstances that may cause the Committee to believe that additional grants under these programs are required to meet competitive industry and labor market conditions include, but are not limited to, increased responsibility due to strategic transactions or corporate re-alignment or increased recruitment opportunities due to industry fragmentation or consolidation. In addition, awards granted under these programs can be used to provide an additional incentive to a key employee in order to maximize long-term retention when such employee’s outstanding incentives fully vest and/or become payable in the near term.

13.	We note that the new component of the executive deferred savings plan II, called the executive restoration plan, that provides for employer matching and non-elective contributions for executives became effective January 1, 2007. Please provide additional discussion as to why, in light of the other elements of compensation afforded to the named executive officers and mentioned tax limitations, the committee determined the executive restoration plan should be an additional compensation element. See Items 402(b)(1)(iv) and (vi) of Regulation S-K.

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Response: The Company supplementally advises the Staff that the Committee adopted the DC Restoration Plan in response to the Company’s decision to freeze the benefits under the Whirlpool Employee Pension Plan, which is discussed in Compensation Discussion and Analysis. The Company maintains the DC Restoration Plan and other retirement benefits provided by the Company to provide a competitive total value of replacement income upon retirement. See the Company’s response to Comment No. 14 below. The DC Restoration Plan, in particular, is an important recruiting and retention benefit as it enables executives to better plan for their retirement, better manage their tax obligations and compensate for benefit limitations imposed by the Internal Revenue Code. If appropriate, the Company will provide supplemental disclosure in future filings to include the foregoing information.

Non-Qualified Pension Plans, page 33

14.	You state that your supplemental executive retirement plan “is designed to provide Whirlpool executives with additional retirement income in line with competitive practice as a supplement to Whirlpool’s broad-based retirement plan.” Explain what you mean by “in line with competitive practice,” addressing whether you benchmarked this element of compensation against the comparator group and how it related to the compensation provided by the benchmarked companies or is “competitive” with them. Provide further insight as to why the committee or the board believes that this additional compensation element for named executive officers fits into your overall compensation objectives and how it has affected decisions regarding other elements. See Items 402(b)(1) and (2) of Regulation S-K.

Response: To address the Staff’s comments, the Company will provide in future filings if appropriate the following revised and supplemental disclosure in the first paragraph under the “Retirement Benefits” section:

NEOs are eligible for retirement benefits designed to provide, in total, a market-competitive level of income replacement upon achieving retirement eligibility by using a combination of qualified and non-qualified plans. Whirlpool uses the Towers Perrin Employee Benefits Information Center Survey, which contains detailed retirement income benefit practices for a broad-based group of companies extending beyond Whirlpool’s executive compensation comparator group. Based on this assessment of over 700 companies, the Committee targets the median retirement income replacement ratio among similarly situated executives at such companies as the targeted amount of total retirement benefits for our NEOs. The targeted amount of the total retirement benefits is provided through a combination of qualified and non-qualified defined contribution plans and qualified and non-qualified defined benefit plans. As a result of the current mix of our retirement plans, including the Whirlpool Supplemental Executive Retirement Plan

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(“SERP”), Whirlpool believes that the total retirement benefits for the NEOs is slightly below the median level when compared to the other companies in the survey. Whirlpool continues to strive to provide retirement benefits at the median level in order to attract and retain the best management talent in the marketplace.

In addition, the Company will revise in future filings if appropriate the discussion on the supplemental executive retirement plan as follows:

Whirlpool’s qualified plan benefits as defined in the Whirlpool Employee Pension Plan are calculated based solely on salary, while SERP benefits are calculated based on average compensation earned under PEP. Other companies may reflect the value of incentive compensation, like PEP, in their qualified plan benefit formulas and, thus, may not have a need for a plan similar to Whirlpool’s SERP. Therefore, SERP is designed to further our goal of providing Whirlpool executives with a level of income replacement compensation at retirement that approximates the median when compared to the other companies in the Towers Perrin survey discussed above.

Executive Compensation Tables, page 37

Grant of Plan-Based Awards Table, page 41

15.	We note that you have disclosed estimated payouts under equity incentive plan awards in terms of dollar value, rather than number of shares of stock. Include a footnote to explain that the awards will be paid out in stock in the form of whatever number of shares that amount translates into at the time of the payout. See Question 5.01 of Item 402 of Regulation S-K Compliance and Disclosure Interpretations available on our website.

Response: The Company confirms that the estimated payouts under equity incentive plan awards are disclosed in terms of the number of shares of stock underlying the restricted stock units, rather than the dollar value. The caption for the column contains a typographical error – the “($)” should be a “(#).”

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Securities and Exchange Commission

October 30, 2007

I hope that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-3223 or via facsimile at (269) 923-3722. In addition, as you requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Daniel F. Hopp
Daniel F. Hopp
Senior Vice President, Corporate Affairs,
General Counsel and Secretary

cc:	Paul G. Stern, Ph.D.
Chair, Human Resources Committee of the Board of Directors of Whirlpool Corporation

Jeff M. Fettig
Chairman of the Board and Chief Executive Officer, Whirlpool Corporation

David A. Binkley
Senior Vice President, Global Human Resources, Whirlpool Corporation

Robert J. LaForest
Vice President and Associate General Counsel, Whirlpool Corporation

Robert M. Hayward
Kirkland & Ellis LLP